SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 8)
EMERITUS CORPORATION
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
291005106
(CUSIP Number of Class of Securities)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7000	with a copy to:	Eric A. DeJong Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 29, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Partners IV, L.P. (IRS No. 13-4013670)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

6,422,615 (1 1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,271 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.)

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,615 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,615 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5% (2 2) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 227, 271 shares issuable on conversion of debentures.)

14		TYPE OF REPORTING PERSON PN

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SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Coinvestment IV LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

6,422,615 (3 3) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,271 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.)

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,615 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,615 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5% (4 4) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 227, 271 shares issuable on conversion of debentures.)

14		TYPE OF REPORTING PERSON PN

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SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Associates IV LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

6,422,615 (5 5) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,271 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.)

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,615 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,615 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5% (6 6) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 227, 271 shares issuable on conversion of debentures.)

14		TYPE OF REPORTING PERSON PN

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SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Management Company LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

6,422,615 (7 7) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,271 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.)

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,615 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,615 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5% (8 8) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 227, 271 shares issuable on conversion of debentures.)

14		TYPE OF REPORTING PERSON PN

(

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SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Birkelund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

6,422,615 (9 9) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person. The securities include 6,195,343 shares of Common Stock presently outstanding and 227,271 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.)

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,615 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,615 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5% (10 10) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 227, 271 shares issuable on conversion of debentures.)

14		TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christian L. Oberbeck
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

6,422,615 (11 11) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person. The securities include 6,195,343 shares of Common Stock presently outstanding and 227,271 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.)

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,615 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,615 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5% (12 12) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 227, 271 shares issuable on conversion of debentures.)

14		TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles P. Durkin, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 25,500 (13 13) Represents exercisable options to purchase this number of common shares.)
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

6,422,615 (14 14) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person. The securities include 6,195,343 shares of Common Stock presently outstanding and 227,271 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.)

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 25,500
WITH	10	SHARED DISPOSITIVE POWER 6,422,615 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,448,115(1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6% (15 15) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 227, 271 shares issuable on conversion of debentures and 25,500 shares issuable on exercise of stock options.)

14		TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

CUSIP No. 291005 10-6		Page of 17 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David W. Niemiec
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 25,500 (16 16) Represents exercisable options to purchase this number of common shares.)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 25,500 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED

62,974 (17 17) Includes 36,131 shares of Common Stock presently outstanding and 1,343 shares of Common Stock into which $29,546 in principal amount of debentures are convertible. Saratoga Management Company, LLC, one of the reporting entities hereunder, is the attorney-in-fact and agent for the securities identified as beneficially owned by Mr. Niemiec; therefore Mr. Niemiec has no voting or dispositive powers over such shares.)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.33% (18 18) The percentage is based on 18,939,914 shares of Common Stock outstanding as of April 5, 2007, together with 1,343 shares issuable on conversion of debentures and 25,500 shares issuable on exercise of stock options.)

14		TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer.

This Schedule 13D relates to 6,195,343 shares of common stock, $.001 per share, (the "Common Stock") of Emeritus Corporation (the "Company") owned by the entities and individuals as set forth under Item 5.

Other securities referred to in this Schedule 13D are 227,271 shares of Common Stock issuable on conversion of $5,000,000 principal amount of 6.25% Convertible Subordinated Debentures due 2008 (the "Debentures") at a conversion price of $22.00 per share of Common Stock, also owned as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

Item 2.	Identity and Background.

This Schedule 13D and amendments thereto is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Saratoga Partners IV, L.P. (“Saratoga Partners”); (2) Saratoga Coinvestment IV LLC (“Saratoga Coinvestment”); (3) Saratoga Associates IV LLC (“Saratoga Associates”); (4) Saratoga Management Company LLC (“Saratoga Management”); (5) John P. Burkelund; (6) Charles P. Durkin, Jr.; (7) David W. Niemiec; and (8) Christian L. Oberbeck (the parties named in clauses (5) through (8) are hereinafter sometimes referred to as the “Saratoga Individuals”).

Saratoga Partners is a Delaware limited partnership which makes investments for long-term appreciation. Saratoga Associates is the General Partner of Saratoga Partners. Saratoga Associates has appointed Saratoga Management as the Manager of Saratoga Partners. Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.

Saratoga Coinvestment is a Delaware limited liability company which makes investments for long-term appreciation. Saratoga Management is the Managing Member of Saratoga Coinvestment and makes all of the management and investment decisions on behalf of Saratoga Coinvestment.

Saratoga Associates is a Delaware limited liability company. As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners. Saratoga Associates is managed by an Executive Committee, the membership of which is set forth in Schedule A.

Saratoga Management is a Delaware limited liability company. As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners. As the Managing Member of Saratoga Coinvestment IV LLC ("Saratoga Coinvestment"), Saratoga Management participates in investment decisions made on behalf of Saratoga Coinvestment. Saratoga Management owns shares directly and is also the attorney in fact and agent for four individuals who are affiliated with Saratoga Management and the other entities. Saratoga Management is managed by an Executive Committee, the membership of which is set forth in Schedule B. The shares and other securities held by each of the entities and individuals is set forth under Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

No amendment.

Item 4.	Purpose of Transaction

Saratoga Partners, Saratoga Coinvestment and Saratoga Management (collectively, the "Saratoga Shareholders") acquired the Common Stock in June 2005 and March 2006 pursuant to the conversion of the Company's Series B Convertible Preferred Stock and exercise of warrants for Company common stock. The preferred stock was issued in a financing in December 1999 and the warrants were issued in August 2000 in a modification of that financing. Saratoga Partners, Saratoga Coinvestment and Saratoga Management acquired these securities in the ordinary course of their respective investment activities as contemplated by their respective organizational documents.

The Company granted registration rights to the Saratoga Shareholders in connection with the 1999 financing pursuant to a Registration Rights Agreement dated December 30, 1999. In accordance with these registration rights, the Company has included 2,000,000 shares owned by the Saratoga Shareholders in its Form S-3 Registration Statement (Registration 333-141801) filed April 2, 2007 (the "Shelf Registration Statement"), with respect to the resale or other disposition of such shares.

On March 29, 2007, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with Boston Project Acquisition Corp., a wholly-owned subsidiary of the Company ("Acquisition Sub"), Summerville Senior Living, Inc. ("Summerville"), AP Summerville, LLC, AP Summerville II, LLC, Apollo Real Estate Investment Advisors III, L.P. ("AREIF III"), Apollo Real Estate Investment Advisors IV, L.P. ("AREIF IV" and together with AREIF III, the "Apollo Funds"), Daniel R. Baty ("Baty"), and Saratoga Partners. Pursuant to the Merger Agreement, the Company will acquire Summerville, a privately-held operator of, independent living, assisted living, and Alzheimer’s and dementia related services to seniors, through a merger of Acquisition Sub into Summerville. Under the terms of the Merger Agreement, approximately 8,500,000 shares of common stock of the Company will be issued in the transaction. The transaction is described in detail in the Company’s Form 8—K filed with the Securities and Exchange Commission on March 30, 2007. Completion of the transaction is subject to approval by the Company’s shareholders of the issuance of the Common Stock in the transaction, and other customary conditions.

In the Merger Agreement, Saratoga Partners has agreed, together with Baty, to vote shares of Company common stock which it beneficially owns in favor of the adoption and approval of the issuance of shares of common stock of the Company pursuant to the transaction. In addition, these shareholders have agreed not to transfer or dispose of their shares between the date of the Merger Agreement and the consummation of the transaction.

In connection with the Merger Agreement, the Company, the Apollo Funds and certain of their affliates (the "Apollo Shareholders"), the Saratoga Shareholders, and Baty and certain of his affiliates (the "Baty Shareholders"), entered into an Amended and Restated Shareholders Agreement dated March 29, 2007 (the "Amended Shareholders Agreement"). The Shareholders Agreement, which will become effective upon the consummation of the merger transaction, amends and restates the Shareholders’ Agreement dated December 30, 1999 between the Company, Baty, B.F., Limited Partnership, and Saratoga. Under the Amended Shareholders Agreement, the Apollo Shareholders, the Saratoga Shareholders and the Baty Shareholders have agreed to vote their shares to elect one representative designated by the Apollo Shareholders, one representative designated by the Saratoga Shareholders and one representative designated by the Baty Shareholders so long as each shareholder group beneficially owns at least 5% of the Company's outstanding shares or one-half of the amount of shares beneficially owned by the shareholder group immediately following the closing of the merger transaction. In addition, each of the shareholders who are parties to the Amended Shareholders Agreement have agreed that, in the event that the shareholder proposes to transfer (other than certain permitted transfers, including sales pursuant to a registration statement under the Securities Act, sales pursuant to Rule 144 under the Securities Act, transfers to the limited partners or owners of certain shareholders that are entities, and transfers pursuant to gifts and bequests or two certain family members) more than thirty percent of the shares beneficially owned by the shareholder in a transaction or series of related transactions, then the other shareholders shall have the right to participate in such transfer on a pro rata basis. The Amended Shareholders Agreement will terminate with respect to any shareholder who is a party to the agreement at such time as the shareholder owns less than a certain level of ownership. The Amended Shareholders Agreement may also be terminated with the unanimous written consent of the shareholders who are party to the agreement.

In addition to the Amended Shareholders Agreement, the Apollo Shareholders, the Saratoga Shareholders, the Baty Shareholders and Granger Cobb have entered into a Registration Rights Agreement dated March 29, 2007 (the "Registration Rights Agreement"). The Registration Rights Agreement will become effective upon the consummation of the merger transaction. Under the Registration Rights Agreement, the Company has agreed to file by January 1, 2008, and to have declared effective by April 1, 2008, a shelf registration statement under the Securities Act covering shares owned by certain Apollo Shareholders and up to 1.8 million shares owned by the Saratoga Shareholders (subject to reduction for sales by the Saratoga Shareholders in excess of 2 million shares prior to the effective date of the shelf registration statement). The Company is obligated to keep this initial shelf registration statement effective until April 1, 2010, until all of the shares subject to this shelf registration statement have been sold, or until all of the shares subject to this shelf registration statement may be sold without restriction under Rule 144 under the Securities Act. In addition, each of the Apollo Shareholders, the Saratoga Shareholders and the Baty Shareholders have the right to request that the Company file up to two additional registration statements, one of which may be a shelf registration statement. The Company has also granted the shareholders who are parties to the Registration Rights Agreement certain customary incidental, or "piggyback", registration rights to participate in registrations initiated by the Company for its own account or other security holders. The Company and the shareholders who are parties to the Registration Rights Agreement have agreed to certain other related obligations that are customary for agreements of this nature. Upon effectiveness, the Registration Rights Agreement will replace the 1999 registration rights agreement between the Saratoga Shareholders and the Company.

Except as described in this Statement, as of the date hereof, the Saratoga Shareholders have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Emeritus Corporation

(a) and (b)

(i)  Saratoga Partners beneficially owns 5,808,080 shares of Common Stock and $4,710,000 principal amount of Debentures, convertible into 214,091 shares of Common Stock, which altogether constitute 6,022,171 shares or 31.8% of the outstanding shares of Common Stock of the Company, assuming the conversion of the Debentures by Saratoga Partners.

(ii) Saratoga Coinvestment beneficially owns 154,992 shares of Common Stock and $100,000 principal amount of Debentures, convertible into 4,545 shares of Common Stock, which altogether constitute 159,537 shares or 0.84% of the outstanding shares of Common Stock of the Company, assuming the conversion of the Debentures by Saratoga Coinvestment.

(iii) Saratoga Management beneficially owns 4,336 shares of Common Stock and $3,546 principal amount of Debentures, convertible into 161 shares of Common Stock, which together constitute 4,497 shares or 0.024% of the outstanding shares of Common Stock of the Company, assuming conversion of the Debentures by Saratoga Management. These securities were acquired on September 7, 2005 from Damon Ball, for whom Saratoga management had acted as agent and attorney-in-fact prior thereto. John P. Birkelund, Charles P.  Durkin, Jr., David W. Niemiec and Christian L. Oberbeck, for which Saratoga Management acts as agent and attorney-in-fact, beneficially own an aggregate of 227,935 shares of Common Stock and $186,428 principal amount of Debentures, convertible into 8,474 shares of Common Stock, which altogether constitute 236,409 shares or 1.2% of the outstanding shares of Common Stock of the Company, assuming in the case of each individual conversion of the Debentures owned by such individual. These securities are beneficially owned by (a) John P. Birkelund 95,179 shares  of Common Stock and $77,858 principal amount of Debentures, convertible into 3,539 shares of Common Stock; (b) Charles P. Durkin, Jr., 82,792 shares  of Common Stock and $67,724 principal amount of Debentures, convertible into 3,078 shares of Common Stock; (c) David W. Niemiec, 36,131 shares  of Common Stock and $29,556 principal amount of Debentures, convertible into 1,343 shares of Common Stock; and (d) Christian L. Oberbeck 13,833  shares of Common Stock and $11,316 principal amount of Debentures, convertible into 515 shares of Common Stock. As of April 5, 2007, Messrs. Durkin and Niemiec each hold options to purchase 25,500 shares of Common Stock received in connection with their service as directors of the Company.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

See Item 4.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement and Plan of Merger, dated as of March 29, 2007, by and among Emeritus Corporation, Boston Project Acquisition Corp., Summerville Senior Living, Inc., AP Summerville, LLC, AP Summerville II, LLC, the Apollo Funds, Baty and Saratoga Partners (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 2 - Amended and Restated Shareholders Agreement, dated as of March 29, 2007, by and among Emeritus Corporation, the Apollo Shareholders, the Saratoga Shareholders and the Baty Shareholders (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 3 - Registration Rights Agreement, dated as of March 29, 2007, by and among Emeritus Corporation, the Apollo Shareholders, the Saratoga Shareholders, the Baty Shareholders and Mr. Cobb (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of April 11, 2007.

Saratoga Partners IV, L.P.
Saratoga Coinvestment IV, LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
Christian L. Oberbeck

Signed on behalf of each of the above

By: /s/ Charles P. Durkin, Jr.

Charles P. Durkin, Jr., Attorney-in-Fact

Schedule A

Certain Members and Executive Committee Members

of

Saratoga Associates IV LLC

The names of the Certain Members and Executive Committee Members of Saratoga Associates IV LLC ("Saratoga Associates") and their business addresses and principal occupations are set forth below. If no address is given, the Members' or Executive Committee Members' business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Associates and each individual is a United States citizen.

Name, Business Address	Present Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

* Each of the above party's present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.

Schedule B

Members and Executive Committee Members

of

Saratoga Management Company LLC

The names of the Members and the Executive Committee Members of Saratoga Management Company LLC ("Saratoga Management") and principal occupations are set forth below. If no address is given, the Members' or Executive Officer's business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Management and each individual is a United States citizen.

Name, Business Address	Present Principal Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

* Each of the above party's present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.